UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ]    Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X] Form 10-Q  [    ]
Form N-SAR [   ]    for period ended:  September 27, 1998.

[   ]   Transition Report on Form 10-K

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q

[   ]   Transition Report on Form N-SAR
        For the Transition Period Ended:




Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I -- REGISTRANT INFORMATION

        Full Name of Registrant:  Encore Computer Corporation

        Former Name if Applicable:


        Address of Principal Executive Office (Street and Number)

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        7786 Wiles Road
        Coral Springs, Florida   33067





PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.  (Check box if appropriate)           [X]

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be

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filed within the prescribed time period.

On September 11, 1998, the Company's shareholders approved the sale of substantially all of the assets associated with the real-time business to Gores Technology Group. The transaction is expected to be completed November 30, 1998. Consequently, our office is being moved from Plantation, Florida to Coral Springs, Florida beginning November 10, 1998.

Preparations for the closing of the Gores Transaction as well as the physical office move will cause the 10Q to be delayed.

PART IV -- OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification:

        Linda J. Matthews                   954            757-0166
        (Name)                           (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No

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        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




ENCORE COMPUTER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   November 12, 1998       By:  MARY MACOMBER
                                Mary Macomber,
                                President
                                Chief Executive Officer


                                 By:  LINDA J. MATTHEWS
                                 Linda J. Matthews,
                                 Vice President and Chief Financial Officer





ENCORE COMPUTER CORPORATION
Attachment  per Instructions to Part IV(3)



Net sales for the three and nine month periods ended September 27, 1998 decreased 33% and 37%, respectively, to $4,973,000 and $14,576,000 from $7,429,000 and $23,116,000 for the three and nine month periods of 1997. For the three and nine month periods ended September 27, 1998, equipment sales decreased 39% and 50% to $2,321,000 and $5,690,000, respectively, when compared to $3,834,000 and $11,428,000 for the three and nine month periods ended September 28, 1997. Service revenues for the three and

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nine month periods ended September 27, 1998 were $2,652,000 and $8,886,000, respectively, compared to $3,595,000 and $11,688,000 for the three and nine month periods ended September 28, 1997, respectively. Real-time equipment sales for the three and nine month periods ended September 27, 1998 were $2,321,000 and $5,690,000 compared to $2,317,000 and $7,666,000 for the same periods in 1997. Storage product equipment sales for the three and nine months ended September 28, 1997 were $1,517,000 and $3,762,000, respectively. The Company had no storage product equipment sales for the three and nine month periods ended September 27, 1998 as a result of the sale of the storage product business to Sun Microsystem as of November 24, 1997 (the "Sun Transaction"). No service revenues were derived from the storage product business in the first nine months of either 1998 or 1997. The Company's operating losses for the three and nine month periods in 1998 were $1,594,000 and $4,178,000, respectively, compared to operating losses of $14,502,000 and $50,306,000 for the same periods in 1997.

Equipment sales as a percentage of total net sales for the three and nine months ended September 27, 1998 were 47%, and 39%, respectively, compared to 52% and 49% for the three and nine month periods ended September 28, 1997, respectively. For real-time equipment sales, the respective percentages were 47% and 39% of total net sales in the three and nine month periods ended September 27, 1998, compared to 31% and 33% for the same periods of 1997. Storage product equipment sales for the three and nine months ended September 28, 1997 were 20% and 16% of total net sales, respectively. The decrease in real-time equipment sales for the three and nine month periods in 1998 is primarily due to certain of the Company's traditional real-time products having reached the end of their product life cycle. International equipment sales decreased 91% and 72% in the three and nine month periods ended September 27, 1998, respectively, to $184,000 and $1,534,000, respectively, compared to $2,082,000 and $5,408,000 for the three and nine month periods of 1997, respectively. There were no storage product equipment sales

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in 1998 compared to sales of $1,038,000 and $934,000 for the three and nine months ended September 28, 1997, respectively. Domestic equipment sales increased 22% and decreased 31% for the three and nine month periods ended September 27, 1998 to $2,137,000 and $4,156,000, respectively, compared to $1,752,000 and $6,020,000 for the same periods of 1997, with storage product equipment sales decreasing to $0 from $479,000 and $2,828,000 for the three and nine month periods ended September 28, 1997.

Continued declining service revenues reflect the effect on the service business of: (i) the Company's prolonged decline in equipment sales; (ii) the price competitiveness of the marketplace; and (iii) the completion of long running government programs and subsequent deinstallation of systems. International service sales decreased 28% and 29% to $1,589,000 and $5,206,000 for the three and nine month periods ended September 27, 1998, respectively, while domestic service sales decreased 24% and 16% to $1,063,000 and $3,680,000 compared to the three and nine month periods in 1997. No service sales were derived from the storage product business for the three and nine month periods ended September 27, 1998 and September 28, 1997.

International net sales decreased 59% and 47% for the three and nine month periods ended September 27, 1998, respectively, (45% and 43% for real-time) when compared to the same periods in 1997. Domestic net sales increased 2% and decreased 25% (an increase of 52% and 4% for real-time) for the three and nine month periods ended September 27, 1998 when compared to the 1997 three and nine month periods. International net sales for the three and nine months ended September 27, 1998 were $1,773,000 and $6,740,000, or 36% and 46% of total net sales. International real-time net sales for the three and nine months ended September 28, 1997 were $3,243,000 and $11,789,000, or 44% and 51% of total net sales.

Total cost of sales decreased in the three and nine month periods ended September 27, 1998 to $3,857,000 and $9,658,000, respectively, all of which

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was for real-time, from $8,733,000 and $30,585,000 ($4,162,000 and
$14,707,000 for real-time and $4,571,000 and $15,878,000 for storage product) from the same periods in 1997. The decrease was due generally to lower sales volumes and lower spending resulting from the Sun Transaction.

Cost of equipment sales for the three and nine month periods ended September 27, 1998 were $1,998,000 and $3,697,000 or 86% and 65% of net equipment sales, respectively. Cost of real-time equipment sales for the three and nine month periods ended September 28, 1997 were $1,912,000 and $7,214,000 or 83% and 94% of net real-time equipment sales, respectively. Cost of storage product sales exceeded storage product sales by $1,411,000 and $7,162,000 for the three and nine month periods ended September 27, 1997 due to the discounting of storage products in order to penetrate the marketplace and establish reference accounts. Warranty costs related to the storage product business in 1997 were also higher than anticipated due to engineering changes on current installations and spare part inventory. Factory variances related to lower production volumes and underutilization of manufacturing capacity also lowered gross margin in the three and nine month periods ended September 28, 1997. Gross margins on real-time equipment sales were $323,000 and $1,993,000 or 14% and 35% for the three and nine month periods ended September 27, 1998, respectively, as compared to $405,000 and $452,000 or 17% and 6% for the three and nine month periods ended September 28, 1997, respectively.

For the three and nine month periods ended September 27, 1998, service gross margins were $793,000 and $2,925,000, respectively, compared to losses of $298,000 and $759,000 for the same periods in 1997. For the three and nine month periods in 1997, service margins were reduced for expenditures on various programs and infrastructure necessary to support the storage product line, for which no revenues were generated. The Company spent $1,643,000 and $4,954,000 (47% and 42% of service sales) in the three and nine month periods ended September 28, 1997, respectively. Sun purchased all fixed assets and spares inventory related to the storage

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product and hired all storage product service personnel.

All service sales are derived from installed real-time products and the cost structure within the service department is highly variable due to the utilization of service partners. Therefore, as revenues decline, costs decline as well. Moreover, management continues to reduce fixed costs on an ongoing basis. Gross margins on real-time service sales were $793,000 and $2,925,000 (30% and 33%) for the three and nine month periods ended September 27, 1998, respectively, compared to $1,345,000 and $4,195,000 (37% and 36%) for the three and nine month periods ended September 28, 1997, respectively.

Research and development expenses for the three and nine month periods ended September 27, 1998 were $257,000 and $969,000, respectively, compared to $6,455,000 and $20,876,000 for the same periods in 1997. The decrease in 1998 expenses is primarily the result of the Sun Transaction. Sun either hired or contracted 147 or 68% of total research and development personnel. Research and development expenses as a percentage of net sales decreased to 5% and 7% for the three and nine month periods in 1998, compared to 87% and 90% for the same periods in 1997.

In December 1997, the Company established a separate research and development organization to focus on opportunities in the Microsoft NT environment. However, in January 1998, as more fully discussed in Note C of the Notes to Condensed Consolidated Financial Statements, the Board of Directors voted not to pursue the NT opportunity.

Sales, general and administrative ("SG&A") expenses for the three and nine month periods ended September 27, 1998 were $2,453,000 and $6,557,000, respectively, compared to $6,743,000 and $21,961,000 for the same periods in 1997. The decrease in expenses was due primarily to the Sun Transaction. Sun hired 65 storage product sales and marketing personnel or 45% of the Company's total sales and marketing employees. Subsequently, the Company downsized the real-time sales and marketing organization to 30 employees. As a percentage of net sales, SG&A expenses were 49% and 45% for the three and nine month periods ended September 27, 1998,

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respectively, compared to 91% and 95% for the same periods of 1997.

Interest expense decreased in the three and nine month periods ended September 27, 1998 to $133,000 and $154,000, respectively, from $2,024,000 and $4,778,000 in the same periods of 1997 due to the repayment of the Gould debt in connection with the Sun Transaction.

Other expense, net, was lower for the three month period of 1998 compared to the same period of 1997 due to gains on foreign exchange in 1998 versus losses in 1997 as well as lower losses on the sale of certain fixed assets. Other expense, net, was lower for the nine month period of 1998 compared to the same period of 1997 due to lower foreign exchange losses as well as lower losses on the sale of certain fixed assets.

Income taxes provided for the three and nine month periods in 1998 and 1997 relate to operations of foreign subsidiaries.

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